UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Phuc Labs, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    November 20, 2020

Physical Address of Issuer:

30 Saint Margaret St, Boston, MA, United States 02125

Website of Issuer:

https://www.phuclabs.com/

Current Number of Employees:

7

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$104,639.77	$366,074
Cash & Cash Equivalents	$46,573.28	$44,832
Accounts Receivable*	$0	$314,000
Short-term Debt	$129,784.65	$25,624
Long-term Debt	$0	$0
Revenues/Sales	$465,030.17	$0
Cost of Goods Sold	$142,292.24	$0
Taxes Paid	$60,212.06	$0
Net Income	($709,807.91)	($536,972)

* Identified as SAFE subscriptions receivable in financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 27, 2023

FORM C-AR

PHUC LABS, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Phuc Labs, Inc. a Delaware corporation ("**Phuc Labs**," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.phuclabs.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Phuc Labs, Inc. is a developer and producer of a digitized separation and sorting system, incorporated in Delaware as a corporation on November 20, 2020.

The Company conducts business in all fifty states and the Philippines and sells products through the internet throughout the United States and internationally.

At Phuc Labs, we use robotics to automate the process of identifying, separating, and reclaiming particles from water. We use the latest innovations from machine vision to identify particles in a stream of water, much like different types of packages moving along a conveyor belt in a warehouse. Then we use hardware to "slice" the water and divert it to various destinations; one for water and others for different types of particles.

Business Plan

We are applying our technology to reclaim and recover resources such as metals from waste streams to effectively become our own mining operation where we are processing and refining these materials for resale. To that end, there are many waste streams where we can separate and sort valuable metals from such as the copper (cu) and aluminum (al) scrap metals from the electric vehicle (EV) batteries recycling process. Once we perfect the sorting of cu and al using our technology, we will source this waste product from battery recycling suppliers. Similarly, we can also recover precious metals from electronic waste (e-waste). Within circuit boards, we can recover metals such as gold, copper, palladium and silver using our technology. Currently, e-waste suppliers collect and dissemble components to ultimately to have the materials smelted in order to recover the metals. Our business model is to economically source and purchase the waste materials to ultimately recover by separating and sorting the metals (from the non-valued materials) for a higher price than we originally acquire the metals for. More specifically, using marginal energy to separate and sort the materials, our technology produces a higher concentration of the valued metals by separating and sorting them for resale to the metal trading industry.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vision Valve™	With the Vision Valve, we can see and detect particles and separate them. In doing so, we can remediate undesirable particles while also reclaiming desired ones.	B2B

Competition

Our competition consists of decades-old separation technologies such as floatation tanks, filters, membranes, and manual cleaning and testing, which are all ripe for disruption and overdue for digitization. However, it's not an 'us' versus 'them' binary decision. Our technology can enhance and complement existing technologies such as pre-treatment for membrane filtration. We can separate the particles that often clog the membranes, thus reducing consumables, operational expenses and extending lifetimes.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

E-Waste Recycling, Smart Mining, Battery Recycling

Supply Chain

Recoverable waste shows up in many places; while at the same time, the metal trading industry is well established. To start we are working with Retriev, one of the largest battery recyclers in North America, to sort their waste materials accordingly. Similar to Retriev most battery recyclers produce this type of copper, aluminum and plastic blended waste product. To that end, we are sourcing this supply from similar companies. We are working with Earth Metals, Inc (EM) to help us not only secure additional battery materials, but also source more supply that we can sort. EM's principal, Claude Levy, has +20 years as a metal trader and is also our advisory board member.

Similarly we can source electronic waste from existing companies who collect, dissemble and sort larger components to ultimately sell to smelters for metal separation. Currently, we are with the Phillippines largest e-waste company, IRI, to process their supply. We also have engaged Kinbursky Brothers International, a leading recycler in North America for their supply. Once we perfect recovery using our technology, EM will also help us source these materials from other providers.

In addition to EM, our joint venture partner, Enviscicle, sources projects on our behalf. To that end, we have line-of-sight to recover copper from semiconductor manufacturing operations. This particular supplier produces nearly 600 tons of copper slurry waste per month; within that feedstock, there is 10-15% copper to be recovered. There are also two mining sites where we can recover remnant metals from the mines' tailing ponds.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
63155162	SYSTEM AND METHOD FOR THE IDENTIFICATION AND SEPARATION OF SUSPENDED MATERIALS IN A FLUID STREAM	Utility Patent	March 1, 2021	Pending	United States
P112248-1010W0	SYSTEM AND METHOD FOR THE IDENTIFICATION AND SEPARATION OF SUSPENDED MATERIALS IN A FLUID STREAM	Utility Patent	March 1, 2022	Pending	United States

*Each of the above are provisional or non-provisional patent applications. Filing a provisional or non-provisional patent application in no way guarantees that we will receive any additional issued patents. Filing a provisional or non-provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will be granted, is still undetermined.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Phuc Vinh Truong	Chief Executive Officer, Director	Phuc Labs, Chief Executive Officer: Responsible for CEO duties and software. (2020-Present) Clinical Research IO, CEO/CO-Founder: Responsible for the development of complex enterprise-grade systems which serviced millions of users. Phuc made direct contributions to software development and was responsible for hiring, managing, and mentoring the development teams. (2015-2020)	Harvard University, BS Economics (1998)
Phuc Thien Truong	Head of Business, Director	Phuc Labs, Head of Business: Responsible for business and marketing. (2020-Present) Hypothetica Labs LLC, President: Responsible for commercializing custom-shaped non-wetting fibers that had textile and air filtration applications. (2018-2020) SavingStar, Inc, VP, Head of Media Solutions and Business Development: Responsible for media solutions and business development. (2016-2019)	Babson MBA 2001, Bentley University, BS International Business and Management (1994)
Midnight Zero	VP Mechanical Engineering	Phuc Labs, VP of Mechanical Engineering: Responsible for mechanical engineering design, prototypes, and 3D printing. (2020-Present) Desktop Metal, R&D Engineer: Responsible for design. (2017-2020)	University of Massachusetts Amherst, BS Mechanical Engineering (2004)

Biographical Information

<u>Phuc Vinh Truong</u>
Seasoned entrepreneur with 20+ years of experience
Co-founder of 4+ VC funded companies
Computer science expert
Harvard University, BS Economics

Phuc Vinh Truong is founder and CEO of Phuc Labs, Inc. He has dedicated his career to creating cutting-edge technologies that could potentially transform industries. Phuc has started 3 VC-funded companies, which received over $25 million of funding. As the co-founder and chief technology officer for these companies, he led the development of complex enterprise-grade systems which serviced millions of users. He made direct contributions to software development and was responsible for hiring, managing, and mentoring the development teams.

Phuc has worked on highly secure systems compliant with government regulations in finance and health care, including HIPAA compliant systems. He has also developed mobile apps, highly scalable platforms, cloud-based systems, and API's. Ease of use and customer friendliness are critical traits of the products that he has helped develop.

Positions and Employment
1997-2002   CTO/Co-Founder, Crimson Solutions/Experience.com (Cambridge, MA)

2003-2015	Various independent consulting projects developing enterprise solutions in health care, including Wellframe; insurance; finance; real estate; and other industries (Cambridge, MA)
2007-2010	CTO/Co-Founder, Updown.com (Cambridge, MA)
2010-2015	CEO/Founder, Citystream Inc. (Cambridge, MA)
2015-2020	Co-Founder/Co-CEO, CRIO Inc. (Cambridge, MA)
2020-2021	Co-Founder/CEO, Phuc Labs, Inc. (Cambridge, MA)

Phuc Thien Truong

Phuc Thien Truong has +20 years experience in value creation and as a business accelerator, creating new products and services in leading edge sectors such as mobile media and commerce. His previous roles included leading a start-up research and development lab, Hypothetica Labs (2018-2020), to commercialize custom-shaped non-wetting fibers that had textile and air filtration applications. Before that Phuc led media solutions and business development at SavingStar (2016-2019) (acquired by Quotient Technology, ticker: QUOT). Phuc also led, created and rapidly grew new revenue streams for Drizly (2014-2016), the leading alcohol commerce and fulfillment platform in the US (acquired by Uber, ticker: uber).

Phuc founded and led mobile marketing & advertising practice in North America for Mobext (2007-2014), the specialist mobile brand within Havas, a top 5 global marketing firm. Some accolades included Mobile Agency of the Year awards in 2011 and 2012 by the mobi awards (Digiday).

Phuc was co-founder of MobileLime (2001-2006) (rebranded as Modiv Media; acquired by Catalina Marketing), one of the first U.S.-based companies to turn the mobile phone into a marketing, loyalty and payment device.

Midnight Zero

Midnight is an experienced mechanical engineer with knowledge and experience in SolidWorks / PDM Admin / FEA, DFM, 3D Printing, AutoCAD, Wiring, Soldering, Metrology, Product Design, Vacuum Forming, Machine Shop, Laser Cutting / Engraving, Rapid Prototyping, GD&T, Arduino, and JIRA. Additional expertise in researching, inventing, designing, fabricating, and testing solutions for 3D printing with metal powder at high speed and removing unbound metal powder from 3D printed parts. Current and previous work includes rapid prototyping by utilizing readily available off-the-shelf technology and materials.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,134,583
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	82.68%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFEs
Face Value	$184,044
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $18,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.02%

Type	SAFEs
Face Value	$518,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.48%

Type	SAFEs
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $5,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.00%

Type	SAFEs
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $4,200,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.38%

Type	SAFEs
Face Value	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $8,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.63%

Type	SAFEs
Face Value	$166,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.39%

Type	SAFEs
Face Value	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.83%

Type	SAFEs
Face Value	$286,800
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $18,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.59%

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Phuc Vinh Truong	6,795,000 shares of Common Stock	74.30%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$465,030	($706,594)	$0

Liquidity and Capital Resources

On February 7, 2023, the Company closed an offering pursuant to Regulation CF and raised $184,044.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make any material capital expenditures in the near future to aid in the deployment of the Vision Valve system, based upon the success of this Offering.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$75	750,000 shares	General Corporate	November 20, 2020	Section 4(a)(2)
Common Stock	$40	400,000 shares	General Corporate	November 20, 2020	Section 4(a)(2)
Common Stock	$679.95	6,795,000 shares	General Corporate	November 20, 2020	Section 4(a)(2)
Common Stock	$20	200,000 shares	General Corporate	December 15, 2020	Section 4(a)(2)
Common Stock	$5	50,000 shares	General Corporate	February 14, 2022	Section 4(a)(2)
Common Stock	$10	100,000 shares	General Corporate	February 8, 2022	Section 4(a)(2)
Common Stock	$30	300,000 shares	General Corporate	April 14, 2022	Section 4(a)(2)
Common Stock	$2	20,000 shares	General Corporate	April 14, 2022	Section 4(a)(2)
Common Stock	$2	20,000 shares	General Corporate	March 28, 2022	Section 4(a)(2)
Common Stock	$10	100,000 shares	General Corporate	December 10, 2020	Section 4(a)(2)
Common Stock	$15	150,000 shares	General Corporate	February 14, 2022	Section 4(a)(2)
Common Stock	$2	20,000 shares	General Corporate	February 14, 2022	Section 4(a)(2)
Common Stock	$2	$20,000 shares	General Corporate	May 9, 2022	Section 4(a)(2)
Common Stock	$5	50,000 shares	General Corporate	May 15, 2021	Section 4(a)(2)
Common Stock	$20	200,000 shares	General Corporate	December 3, 2021	Section 4(a)(2)
Common Stock	N/A – shares issued in exchange for services	220,000 shares	N/A	February 18, 2021 – Present	Section 4(a)(2)
SAFEs	$518,500	10	General Corporate	March 21, 2021 – November 27, 2021	Section 4(a)(2)
SAFE	$100,000	1	General Corporate	August 7, 2021	Section 4(a)(2)
SAFE	$50,000	1	General Corporate	August 7, 2021	Section 4(a)(2)
SAFE	$150,000	1	General Corporate	November 20, 2020	Section 4(a)(2)
SAFE	$166,500	3	General Corporate	December 29, 2021 - January 10, 2022	Section 4(a)(2)
SAFE	$100,000	1	General Corporate	January 10, 2022	Section 4(a)(2)
SAFE	$286,800	5	General Corporate	January 10, 2022 – December 8, 2022	Section 4(a)(2)

Crowd SAFEs	$184,044	$184,044 face value of Crowd SAFEs	General Corporate	February 7, 2023	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In November 2020, the Company entered into a Restricted Stock Purchase Agreement with Phuc Thien Truong under which the Company sold, and Mr. Truong purchased, 750,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $75.00.
- In November 2020, the Company entered into a Restricted Stock Purchase Agreement with Phuc Vinh Truong under which the Company sold, and Mr. Truong purchased, 6,795,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $679.95.
- In December 2021, the Company entered into a Restricted Stock Purchase Agreement with Richard Fontana under which the Company sold, and Mr. Fontana purchased, 200,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $20.
- In April 2022, the Company entered into a Restricted Stock Purchase Agreement with Richard Fontana under which the Company sold, and Mr. Fontana purchased, 300,000 shares of common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $30.
- During 2021, the company made a deal related to a purchase for Forty Percent (40%) of the Ownership Interests supply and technical support of Artificial Intelligence Powered Fluidic Particle Sorting (AFPS) machines through Phuc Vinh Truong.
- During 2021, Phuc Vinh Truong provided loans to the Company valued at $20,000 and nil as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. These loans were paid in full in 2022.
- Since inception, Phuc Vinh Truong loaned the Company nil and $36,752 as of December 31, 2021, and 2020. The loan has no interest rate, minimum month payments or maturity date. The amount was repaid during 2021.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Phuc Vinh Truong
(Signature)

Phuc Vinh Truong
(Name)

Chief Executive Officer
(Title)

I, Phuc Vinh Truong, the Chief Executive Officer of Phuc Labs, Inc. certify that the financial statements of Phuc Labs, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Phuc Vinh Truong
(Signature)

Phuc Vinh Truong
(Name)

Chief Executive Officer
(Title)

April 27, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Phuc Vinh Truong
(Signature)

Phuc Vinh Truong
(Name)

Director
(Title)

April 27, 2023
(Date)

/s/ Phuc Thien Truong
(Signature)

Phuc Thien Truong

(Name)

Director
(Title)

April 27, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Phuc Labs, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Republic (5492)	46,573.28
First Republic Escrow	0.00
Mercury Bank Account	0.00
Total Bank Accounts	**$46,573.28**
Total Current Assets	**$46,573.28**
Fixed Assets	
Office Equipment	4,522.35
Computer Equipment	29,866.44
Total Office Equipment	**34,388.79**
Tools, machinery, and equipment	12,294.82
3D Printers	11,382.88
Total Tools, machinery, and equipment	**23,677.70**
Total Fixed Assets	**$58,066.49**
TOTAL ASSETS	**$104,639.77**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	350.64
Total Credit Cards	**$350.64**
Other Current Liabilities	
Short-term business loans	129,434.01
Total Other Current Liabilities	**$129,434.01**
Total Current Liabilities	**$129,784.65**
Total Liabilities	**$129,784.65**
Equity	
Owner's Equity	0.00
Angel Funding - Pre-Seed Investment	1,110,000.00
Seed Round Investment	186,800.00
Total Owner's Equity	**1,296,800.00**
Retained Earnings	-612,136.97
Net Income	-709,807.91
Total Equity	**$ -25,144.88**
TOTAL LIABILITIES AND EQUITY	**$104,639.77**

Phuc Labs, Inc.
Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts given	30.17
Services	465,000.00
Total Income	**$465,030.17**
Cost of Goods Sold	
Cost of goods sold	0.00
Contract labor	129,840.27
Supplies & materials - COGS	12,451.97
Total Cost of goods sold	**142,292.24**
Total Cost of Goods Sold	**$142,292.24**
GROSS PROFIT	**$322,737.93**
Expenses	
Advertising & marketing	4,060.00
Employee benefits	125.00
General business expenses	0.00
Bank fees & service charges	98.81
Memberships & subscriptions	520.53
Total General business expenses	**619.34**
Insurance	0.00
Liability insurance	322.00
Total Insurance	**322.00**
Legal & accounting services	745.00
Accounting fees	9,775.00
Legal Fees	18,892.50
Total Legal & accounting services	**29,412.50**
Meals & Entertainment	6,428.87
Office expenses	1,000.78
Office supplies	23,905.31
Shipping & postage	1,384.79
Software & apps	47,862.72
Total Office expenses	**74,153.60**
Payroll expenses	0.00
Salaries & wages	761,929.05
Total Payroll expenses	**761,929.05**
Rent	73,750.00
Taxes paid	677.00
Payroll taxes	59,535.06
Total Taxes paid	**60,212.06**

Phuc Labs, Inc.

Profit and Loss
January - December 2022

	TOTAL
Travel	0.00
Airfare	17,383.16
Hotels	1,918.95
Taxis or shared rides	138.31
Total Travel	**19,440.42**
Total Expenses	**$1,030,452.84**
NET OPERATING INCOME	**$ -707,714.91**
Other Expenses	
Other Miscellaneous Expense	0.00
Vehicle expenses	0.00
Parking & tolls	2,093.00
Total Vehicle expenses	**2,093.00**
Total Other Expenses	**$2,093.00**
NET OTHER INCOME	**$ -2,093.00**
NET INCOME	**$ -709,807.91**